NorthWest Indiana Bancorp
Financial Highlights

	December 31,	December 31,
(Dollars in thousands, except for per share and ratios data)	2016	2015
Earnings:
Net revenue (a)	37,667	34,220
Noninterest expense	24,709	23,616
Pre-provision profit	12,958	10,604
Provision for loan losses	1,268	954
Net income	9,142	7,852

Earnings per common share data:
Net income per share:
Basic	3.20	2.75
Diluted	3.20	2.75
Cash dividends declared	1.11	1.06
Book value	29.41	28.37

Selected balance sheet data (period-end):
Total assets	913,626	864,893
Loans	583,650	571,898
Deposits	779,771	714,875
Total stockholders' equity	84,108	80,909

Selected ratios:
Return on Equity	10.65%	9.90%
Return on Assets	1.03%	0.96%
Common equity tier 1 capital to risk-weighted assets	13.1%	12.4%
Tier 1 capital to risk-weighted assets	13.1%	12.4%
Total capital to risk-weighted assets	14.3%	13.5%
Tier 1 capital to adjusted average assets	9.2%	9.0%

(a) Net revenue represents the Bancorp's net interest income, plus noninterest income.

2016 Annual Report

Dear Shareholder:

In 2013, Northwest Indiana Bancorp and Peoples Bank began to implement a five-year strategic plan. The aftermath of the Great Recession was still chaotic, and the vision at that time was to harness all of the Bank’s strengths to take advantage of that chaos. At a time when banks were still struggling throughout the country, our Board and Management Team saw opportunity. We set out to grow Peoples Bank in order to create more value for all of our stakeholders – our customers, our employees, our community and our shareholders. Today, we can point at the Bank’s strong operating results as the successful implementation of that plan.

Over the years, we have developed our culture and brand – You First Banking – to deliver a consistent exceptional customer experience that focuses on the individual needs of our customers. We also know that there is no good customer experience without a strong underlying employee experience. One of the ways we honor the dedication of the Bank’s employees to our brand is by creating a work environment that fosters their success. The Bank has made a commitment to such a workplace, and we have been named a Best Place to Work in Indiana for the past five years. For the first time in 2016, the Bank was also named one of the Best Banks to Work For by American Banker magazine.

That culture and commitment to our employees has driven incredible results. For the 12th consecutive year, Peoples Bank was named a Top 200 Community Bank in 2016, and the overall performance for 2016 was extremely solid. Last year’s 16.4% earnings increase was the capstone on a well-executed plan that since the beginning of 2013 has resulted in 33% increased earnings, 32% increased assets and 30 additional employees at the Bank. The value for our shareholders is also tangible – in that time, NWIN’s stock price has doubled, and the total return to shareholders has been 135%.

All this has positioned the Bank for continued success. The banking landscape and our core markets continue to change, but we have the strength and resources to thrive into the future.

NWIN Performance

The underlying fundamentals of NWIN’s stock price have been extremely strong. Price appreciation was 26% for the year, and the total return was roughly 30% for the calendar year. These strong figures were driven by another dividend increase, as the annual dividend rate was increased by $0.04 per share, or 4%, in 2016. The stock’s price went from $30.80 to $38.85 throughout the year, dividend yield was at 2.9% for year-end.

NWIN’s financial performance and resulting stock performance continue to compare extremely well to peer banks. In its most recent quarterly banking summary, Monroe Securities reported an average ROA of 0.77% nationally and 0.83% in the Midwest region; they also reported average ROE at 7.38% nationally and 7.75% in the Midwest. NWIN again outperformed both with an ROA of 1.03% and a ROE of 10.65%; furthermore, ROA grew by 7 basis points and ROE grew by 75 basis points in 2016. Average price-to-book ratios were at 104% nationally and 98% in the Midwest, and NWIN was trading at 132% of book value at year-end.

2016 Overview

The Bank continues to generate capital as a means to grow. With 9.0% Tier 1 capital at year-end, driven almost exclusively through retained earnings, there is ample capital available to pursue both organic and inorganic growth strategies.

We have put this capital to work organically as we strategically have moved the loan portfolio towards high quality, short-duration, local commercial loans. Commercial loan originations were strong in 2016 at $239mn; these loans have driven continued growth of the Bank’s margin despite a relatively flat rate environment. The portfolio itself is well diversified and represents over 60% of the Bank’s total loan portfolio. Asset quality is also strong, with non-performing loans ending the year at 1.05% of total loans.

Mortgage lending had another record year, the result of a multi-year focus on growing the mortgage team and enhancing the origination platform. The team originated $83mn in mortgage loans during the year. Of that, $60mn in fixed rate mortgages were sold in the secondary market, resulting in a gain on sale of $1.6mn.

Low-cost deposits have been a key performance driver since the Great Recession, and the Bank’s customer focus has provided the funding needed to grow the Bank profitably and sustainably. Core deposits grew again by over $70mn, and the Bank ended the year with close to 80% core funds. During the year, the Bank focused on engaging customers from every segment, which resulted in strong growth despite not adding any new Banking Centers.

Wealth Management remains an important revenue driver as well. While income from Wealth Management operations was roughly flat in 2016, the result added $1.7mn in Non-Interest Income. Peoples invested significant time and effort into enhancing Wealth Management platforms and Assets under Management increased by 14% to a total of $319mn at year-end, with expected benefits in the coming years.

Vision for the Future

As we wrap up our current strategic cycle and begin planning for the future, there are many unknowns. New non-bank players use innovative technology to compete for our customers every day. Bank consolidation also continues to shape the banking landscape, and today, there are fewer banks in the United States than at any time since the 1890’s – when the founder of Peoples Bank, John Bochnowski, immigrated to this country.

Customer preferences also continue to change, and the way they interact with banks has completely changed in the past decade. However, in a complex world, our customers count on us more than ever to help them achieve their financial goals. Our brand promise is as relevant as ever, and delivering on that promise will remain at the core of our growth strategy.

Peoples Bank still sees opportunity in its core markets, and still sees the value in the community banking business model. To that end, we are reshaping the customer experience in the Banking Center. Our new Highland location, opening in early 2017, is completely focused on engaging our customers to help better partner with them in reaching their financial goals. The experience of You First Banking is about understanding the customer perspective, and we have changed our physical spaces to make those interactions as impactful as possible. We plan to further expand our physical footprint, and see great potential in the Porter County market.

Disruption in the banking industry has created an entirely new set of opportunities for Peoples Bank. Your Company has the talent, culture, resources, and determination to take advantage of those opportunities. The success of 2016 is only the beginning. Thank you for your continued confidence in our company as we look forward to 2017.

Sincerely,

David A. Bochnowski	Benjamin Bochnowski
Executive Chairman	President & Chief Executive Officer

Market Information

The Bancorp’s Common Stock is traded in the over-the-counter market and quoted on the OTC Bulletin Board. The Bancorp’s stock is not actively traded. As of February 24, 2017, the Bancorp had 2,864,732 shares of common stock outstanding and 413 stockholders of record. This does not reflect the number of persons or entities who may hold their stock in nominee or “street” name through brokerage firms. Set forth below are the high and low bid prices during each quarter for the years ended December 31, 2016 and December 31, 2015. The bid prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Also set forth is information concerning the dividends declared by the Bancorp during the periods reported. Note 11 to the Financial Statements describes regulatory limits on the Bancorp’s ability to pay dividends.

				Dividends
		Per Share Prices		Declared Per
		High	Low	Common Share

Year Ended December 31, 2016	1st Quarter	$31.05	$29.30	$0.27
	2nd Quarter	30.00	28.35	0.28
	3rd Quarter	32.50	29.00	0.28
	4th Quarter	39.87	33.00	0.28

Year Ended December 31, 2015	1st Quarter	$27.75	$26.50	$0.25
	2nd Quarter	27.35	26.40	0.27
	3rd Quarter	31.99	26.25	0.27
	4th Quarter	31.10	29.26	0.27

2016 Board of Directors

David A. Bochnowski, Director since 1977

Executive Chairman of the Bancorp

James L. Wieser, Director since 1999

Attorney and Senior Partner, Wieser & Wyllie, LLP

Edward J. Furticella, Director since 2000

Former Executive Vice President and CFO of the

Bancorp; currently Clinical Professor, Department Head

of Quantitative Business Studies and Director of the

Masters of Accountancy Program at Purdue University

Northwest

Joel Gorelick, Director since 2000

Director, Indiana Economic Development Corporation;

Past Chairman/Director Lake County Economic Alliance

Kenneth V. Krupinski, Director since 2003

Retired Certified Public Accountant, Swartz Retson &

Co., P.C.

Anthony M. Puntillo, D.D.S., M.S.D., Director since

2004

Orthodontist, CEO of Puntillo and Crane Orthodontics,

P.C.

Donald P. Fesko, Director since 2005

President, Chief Executive Officer, Community

Foundation of Northwest Indiana

Amy W. Han, Ph.D., Director since 2008

Indiana University School of Medicine – Northwest

Danette Garza, Director since 2013

Attorney At Law, Certified Public Accountant,

Owner of Continental Languages, LLC, Owner of Jack

Gray Transport, Inc.

Benjamin J. Bochnowski, Director since 2014

President, Chief Executive Officer of the Bancorp

Robert E. Johnson III, Director since 2016

President, Chief Executive Officer, Cimcor Inc.

Leroy F. Cataldi, P.D., Director Emeritus

Lourdes M. Dennison, Director Emeritus

Martin A. Dybel, Director Emeritus

John Freyek, Director Emeritus

Stanley E. Mize, Director Emeritus

Gloria C. Gray Weissman, Director Emeritus

2016 Board Committees

Compensation and Benefits

Amy W. Han, Chairwoman

Donald P. Fesko

Edward J. Furticella

Anthony M. Puntillo

Executive Committee

David A. Bochnowski, Chairman

Edward J. Furticella

Joel Gorelick

Kenneth V. Krupinski

James L. Wieser

Nominating and Corporate Governance

James L. Wieser, Chairman

Donald P. Fesko

Edward J. Furticella

Danette Garza

Amy W. Han

Robert E. Johnson III

Kenneth V. Krupinski

Anthony M. Puntillo

Risk Management

Anthony M. Puntillo, Chairman

Edward J. Furticella

Danette Garza

Joel Gorelick

Robert E. Johnson III

Kenneth V. Krupinski

Strategic Planning

Edward J. Furticella, Chairman

Danette Garza

Joel Gorelick

Robert E. Johnson III

Kenneth V. Krupinski

Anthony M. Puntillo

James L. Wieser

Wealth Management

Danette Garza, Chairwoman

Donald P. Fesko

Amy W. Han

Kenneth V. Krupinski

Executive Team

David A. Bochnowski

Executive Chairman

Benjamin J. Bochnowski

President, Chief Executive Officer

John J. Diederich

Executive Vice President, Chief Banking Officer

Robert T. Lowry

Executive Vice President, Chief Financial Officer

and Treasurer

Leane E. Cerven

Executive Vice President, General Counsel

and Corporate Secretary

Tanya A. Leetz

Executive Vice President, Chief Information

and Technology Officer

Todd M. Scheub

Executive Vice President, Chief Lending Officer

CORPORATE HEADQUARTERS

9204 Columbia Avenue
Munster, Indiana 46321
(219) 836-4400

Peoples *Bank*

(SUBSIDIARY OF NORTHWEST INDIANA BANCORP)

Map represents the Peoples Banking Center Network.
Whiting
East Chicago
Hammond
Munster
Highland
Gary
Hobart
Dyer
Schererville
Merrillville
Valparaiso
St. John
Crown Point
Winfield
KEY:
Peoples Bank Corporate Center and Local Banking Center
Local Banking Center

Stock Transfer Agent

The Bank acts as the transfer agent for the Bancorp's common stock.

Independent Auditors

Plante & Moran, PLLC
10 S. Riverside Plaza, 9th Floor
Chicago, Illinois 60606-3564

Special Legal Counsel

Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, Indiana 46204

Annual Stockholders Meeting

The Annual Meeting of Stockholders of NorthWest Indiana Bancorp will be held at 8:00 am on April 27, 2017 at:

Peoples Bank Corporate Center
9204 Columbia Avenue,
Munster, Indiana 46321

Annual Report on Form 10-K

A copy of the Annual Report on Form 10-K, for the NorthWest Indiana Bancorp, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon written request to the:

Corporate Secretary
NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321

ibankpeoples.com

LENDER
Member FDIC